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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITES EXCHANGE ACT OF 1934

For the month of **June, 2011**

Commission File Number **001-28980**

ROYAL STANDARD MINERALS INC.
(Translation of registrant's name into English)
3258 MOB NECK ROAD, HEATHSVILLE, VIRGINIA 22473
(Address of principal executive offices)

Indicated by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F X Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1): ________

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7): ________

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Standard Minerals Inc.
(Registrant)

Date: June 3, 2011

By \S\ Roland M. Larsen
President & CEO

SEC1815 (04-09)

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMP control number.

ROYAL STANDARD MINERALS INC.

MANAGEMENT'S DISCUSSION
AND ANALYSIS

FOR THE YEAR ENDED JANUARY 31, 2011

Royal Standard Minerals Inc.
Management's Discussion and Analysis
Year Ended January 31, 2011
Discussion dated May 30, 2011

The following management's discussion and analysis ("MD&A") of the financial condition and results of the operations of Royal Standard Minerals Inc. (the "Company") constitutes management's review of the factors that affected the Company's financial and operating performance for the year ended January 31, 2011. This MD&A was prepared to comply with National Instrument 51-102 – Continuous Disclosure Obligations. The MD&A was prepared as of May 30, 2011. This discussion should be read in conjunction with the audited annual consolidated financial statements of the Company for the year ended January 31, 2011, together with the notes thereto and the audited annual consolidated financial statements for the year ended January 31, 2010, together with the notes thereto, which were prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). Unless otherwise noted, all amounts reported herein are in United States dollars.

For the purposes of preparing this MD&A, management, in conjunction with the Board of Directors, considers the materiality of information. Information is considered material if (1) such information results in, or would reasonably be expected to result in, a significant change in the market price or value of the Company's common shares; or (2) there is a substantial likelihood that a reasonable investor would consider it important in making an investment decision; or (3) if it would significantly alter the total mix of information available to investors. Management, in conjunction with the Board of Directors, evaluates materiality with reference to all relevant circumstances, including potential market sensitivity.

Additional information relating to the Company can be found on SEDAR at www.sedar.com and on the Company's website at www.royalstandardminerals.com.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

This MD&A may contain forward-looking statements that are based on the Company's expectations, estimates and projections regarding its business and the economic environment in which it operates. These statements (if and when they are made) are not guarantees of future performance and involve risks and uncertainties that are difficult to control or predict. The key risks that could cause actual outcomes and results to differ from those expressed in the forward-looking statements are listed under the heading Risk Factors in this MD&A. Therefore, actual outcomes and results may differ materially from those expressed in these forward-looking statements and readers should not place undue reliance on such statements.

If and when forward-looking information is set out in this MD&A, the Company will also set out the material risk factors or assumptions used to develop the forward-looking information. Forward-looking information will be updated as required pursuant to the requirements of NI 51-102.

DESCRIPTION OF BUSINESS

The Company is currently active in the States of Nevada and Kentucky, with projects in Nye (the Goldwedge and Manhattan projects), Elko (the Pinon and Dark Star projects) and Churchill (the Fondaway Canyon and Dixie-Comstock projects) Counties, Nevada and Wolfe (Campton Project) County, Kentucky.

The Company's business objective is to continue to invest in the development of both its Goldwedge gold prospect and other Nevada projects. The Company is in the process of developing its gold and coal prospects and has not yet determined whether these properties contain any economic gold or coal deposits. The recoverability of the amounts shown for both the gold and coal interests is dependent upon: the selling price of gold and coal at the time the Company intends to mine its properties; the existence of economically recoverable reserves; the ability of the Company to obtain the necessary financing to complete exploration and development; government policies and regulations; and future profitable production or proceeds from disposition of such properties.

To date, the Company has not discovered an economic deposit. While discovery of ore-bearing structures may result in substantial rewards, it should be noted that few properties that are explored are ultimately developed into producing mines.

The Company believes that although the exploration of its existing projects is positive, mineral exploration in general is uncertain. As a result, the Company believes that by acquiring additional mineral properties or selling or joint venturing existing mineral properties, it is able to better minimize overall exploration risk. In conducting its search for additional mineral properties, the Company may consider acquiring properties that it considers prospective based on criteria such as the exploration history of the properties, the location of the properties, or a combination of these and other factors. Risk factors to be considered in connection with the Company's search for and acquisition of additional mineral properties include the significant expenses required to locate and establish mineral reserves; the fact that expenditures made by the Company may not result in discoveries of commercial quantities of minerals; environmental risks; risks associated with land title; the competition faced by the Company; and the potential failure of the Company to generate adequate funding for any such acquisitions. See "Risk Factors" below.

If the Company can develop a capital structure that will finance itself for future growth over the next two years the Goldwedge project will continue to be one of the major focuses of the Company in fiscal 2012. This project is considered to be an advanced exploration development project that is fully permitted by the Nevada Department of

Environmental Protection (NDEP) for a mine and mill. The Company will also pursue additional advanced exploration extension drilling at the Pinon and Fondaway projects and advance the property's state and federal development permits in fiscal 2012 if new funding is obtained to finance this drilling.

OVERALL PERFORMANCE

Unless the Company can secure a financing in the near future, the Company will continue to preserve its cash resources by maintaining its exploration and administrative expenses at a much reduced rate.

The Company is continuing to strategically review its assets to consider scenarios designed to create some value from the Company's gold and coal exploration portfolio. The Company announced on September 8, 2009 that it had sold its Railroad project and received from an unrelated private company net after payout of the $1.5 million option to purchase 100% of the project $1.2 million, retained a 1% NSR royalty and received 500,000 common shares of the private company. These shares became shares in a public company called Gold Standard Ventures Corp. the Company has liquidated these shares to generate cash for operations of the Company.

The Company has continued to take steps to reduce the level of its capital outflow until a financing can be completed in order to remain a viable entity. The Company has reduced its workforce and will cut salaries of all remaining employees and management. The obvious result of this effort is the curtailment of the Goldwedge project in the near term. The objective is to reduce expenditures on all levels and to only spend capital on projects that will enhance the viability of the Company. Further to that goal the Company has been aggressively pursuing a financing to further the advanced exploration of the Goldwedge and other projects in Nevada.

The Company does not have sufficient cash on hand to fund its committed and discretionary exploration and operating activities for fiscal 2012 at current operating levels.

As at January 31, 2011, the Company had mineral properties valued at $12,009,423 compared to $19,799,686 as at January 31, 2010. The reason for the decrease in the value of the mineral properties is the Company incurred $787,166 deferred exploration expenditures on the Goldwedge Project, reduced by a write off of deferred exploration expenditures in the amount of $8,437,355 on the Goldwedge Project, incurred $86,995 on deferred exploration expenditure activities on the Pinon Project, wrote off $339,776 on deferred exploration expenditure activities on the Fondaway Project and incurred $112,707 on deferred exploration activities on the Kentucky Project.

As at January 31, 2011, the Company had a working capital deficiency of $(720,373) compared to working capital of $529,435 as at January 31, 2010. The Company had cash and cash equivalents and other current assets of $215,315 as at January 31, 2011, compared to $830,816 as at January 31, 2010, a decrease of 74.1%. The decrease is primarily due to the cash expenditures incurred on the Company's exploration activities, discussed above, operating expenses and the effect of translation on foreign currency offset by the sale of the marketable securities owned by the Company whereby the Company received $275,695.

GOING CONCERN

As at January 31, 2011 the Company had a working capital deficiency and does not have sufficient cash on hand to fund its committed and discretionary exploration and operating activities for the remainder of the year. In order to rectify this situation the Company is attempting to secure a debt and/or equity financing and has sold some marketable securities.

The consolidated financial statements and this MD&A for the year ended January 31, 2011 have been prepared on the basis of accounting principles applicable to a going concern, which assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations. The consolidated financial statements and this MD&A do not include adjustments to the amounts and classification of assets and liabilities that might be necessary should the Company be unable to continue in business.

MINERAL PROPERTIES

Goldwedge Project

The Goldwedge project represents the most advanced project located in the Manhattan district about eight (8) miles south of the Round Mountain mine and has been issued a mine and mill permit by the Nevada Department of Environmental Protection (NDEP). The Company has completed construction of a processing plant on site which includes primary and secondary crushing facilities that feed a gravity recovery system. In addition, a heap leach pad, silt and fresh water ponds have been completed. Testing of the various mineral processing functions commenced during April 2007 using previously extracted stockpiles of low grade gold feed material to process into gold dore' using the Company's smelter. Due to the reduction in expenditures being incurred on this project, completion of the test phase of the facility is not expected for several months. The Company has also commenced the underground development program which includes the exploration of defined mineralized zones concurrently with the second phase of decline development. The program has concentrated on the development of a spiral decline as a means to better explore the deposit at depth. As part of the program a series of crosscuts were constructed at specific intervals to effectively assess the potential mineralized zones. All material is sampled daily and analyzed for gold onsite at the Company assay laboratory.

On June 29, 2005 the Company entered into a 5-year Purchase Option Agreement with a private individual for all of his patented and unpatented mining claims in the Manhattan Mining District located in Nye County, Nevada. The land package totals approximately 1600 acres (4 patented, 70 unpatented claims). This property position adjoins the Company's Goldwedge Mine. The land package includes a number of exploration targets which are of interest to the Company. In addition, the Company's option includes the Dixie-Comstock claim group located in Churchill County, Nevada. The Dixie-Comstock is a 1500 acre property containing a gold system that has been explored by a number of major mining companies over the past 20 years. It is considered to be an attractive advanced exploration project. Annual option payments of $48,000 are to be applied to a total purchase price of $600,000. This option was exercised prior to August 31, 2009 and as a result this property is 100% owned by the Company.

The Company has recorded an asset retirement obligation on its Goldwedge Project in the amount of $156,075, representing the estimated costs of the Company's obligation to restore the property site to its original condition and which is equal to the amount of the reclamation bond posted by the Company with the State of Nevada.

Project Expenditures

To January 31, 2011, cumulative net expenditures of $8,437,355 were incurred on the Goldwedge Project consisting of: (1) acquisition costs - $1,192,167; (2) travel - $398,260; (3) mine development costs - $1,089,100; (4)drilling - $948,793; (5) general exploration - $133,353 (6) $145,714 – professional fees; (7) consulting, wages and salaries - $5,222,103; (8) office and general - $1,758,620; (9) analysis and assays - $157,835; (10) supplies, equipment and transportation – $3,677,741; (11) amortization - $2,481,039; (12) net sale of exploration ore - $330,015; and (13) write down - $8,437,355. These costs were incurred in connection with various activities the Company performed on a discretionary basis. Although the deferred exploration expenditures on this project were written down by 50% the Company still considers this project a very good prospect and will continue to maintain the claims and continue to increase the projects value by incurring further exploration expenditures.

Future Programs

If a financing is obtained management is anticipating to advance the production potential on the Goldwedge project by incurring further exploration expenditures and upgrading the plant. However, if a financing is not obtained there will be no significant Company funded exploration program on the Goldwedge project. The Company will maintain its 2012 claim renewal fees and will maintain and complete various operational permits with regulatory bodies.

PINON PROJECT

The Company has developed the necessary construction plans for the Pinon project including surface, heap leach facilities design and open pit modeling of the deposits. All of this work was completed in preparation for the filing of a mining permit application with the US Bureau of Mines (BLM) and the Nevada Department of Environmental Protection (NDEP). A second objective is to update the feasibility studies for the Pinon near surface oxide deposits.

The Pinon project is made up of a number of lease agreements to lease certain properties in Elko County, Nevada. The Company is obligated to incur payments of $79,100 and incur exploration expenditures totaling $175,000 to keep the leases in good standing for the year ended January 31, 2012. The Company has complied with the expenditure requirements as a result of prior accumulated exploration expenditures carried forward. The lessors will retain a 5% net smelter return royalty.

The Company has recorded an asset retirement obligation, a bond is in place, in the amount of $56,658 on its Pinon Project, representing the estimated costs of the Company's obligation to restore the property site to its original condition as required by the State of Nevada regulatory authorities.

Project Expenditures

To January 31, 2011, cumulative expenditures of $2,088,512 were incurred on the Pinon Project consisting of: (1) property acquisition costs - $712,923; (2) travel - $78,326; (3) drilling - $130,600; (4) general exploration – $7,765; (5) professional fees - $85,941; (6) office and general - $98,120; (7) geologist - $32,653; (8) consulting, wages and salaries - $643,624; (9) reclamation costs - $167,785 (10) analysis and assays - $74,042; and (11) supplies, equipment and transportation – $56,733. These costs were incurred in connection with various activities performed by the Company on a discretionary basis.

Future Programs

The only expenditures anticipated under the Pinon project are to keep the leases in good standing. If a financing is obtained, the Company will actively pursue the completion and filing of a mining permit application with the BLM and NDEP on this project for the year ended January 31, 2012.

Royal Standard Minerals Inc.
Management's Discussion and Analysis
Year Ended January 31, 2011
Discussion dated May 30, 2011

Fondaway Project

The Fondaway Project is located in Churchill County, Nevada. The Company has leased 130 unpatented mining claims and is obligated to make a payment of $35,000 for the year ended January 31, 2012 to keep the lease in good standing. The lessors will retain a 3% net smelter return royalty on the property.

Project Expenditures

To January 31, 2011, cumulative expenditures of $397,813 were incurred on the Fondaway project consisting of: (1) property acquisition costs - $378,537; (2) travel - $3,279; (3) drilling - $15,646; and (4) analysis and assays $351. These costs were incurred in connection with various activities performed by the Company on a discretionary basis. As at January 31, 2011 the deferred exploration expenditures were written off resulting in a charge of $397,813 on the consolidated Statement of Operations. Although the exploration expenditures for this project were written off, the Company will continue to pay all lease payments to keep this project in good standing.

Future Programs

If a financing can be obtained, the Company is planning to perform exploration drilling and permitting work totaling approximately $640,000 for the year ended January 31, 2012 on the Fondaway project. However, if a financing is not obtained there will be no significant Company funded exploration program on the Fondaway project. The Company will maintain its 2012 lease payment obligations and claim renewal fees.

Kentucky Project

During 2008 in an effort to achieve diversity within its natural resource portfolio the Company and Sharpe Resources Corporation ("Sharpe") entered into an option agreement dated November 19, 2008 whereby the Company agreed to an option to acquire a 50% interest in coal properties in eastern Kentucky by advancing to the project $2 million prior to December 9, 2009. Once the option is exercised by the Company a 50/50 Joint Venture agreement will be entered into between the Company and Sharpe at which time all expenditures incurred and revenues earned from the coal projects will be shared 50 % by the Company and 50% by Sharpe.

Sharpe and the Company are related parties due to the fact that they have common management and directors.

Under the terms of the option agreement a 100% interest in a surface mine coal project in Wolfe County, Kentucky was acquired. The transaction costs included $250,000 to acquire the project and $178,700 for a reclamation bond to cover the state of Kentucky reclamation requirements for this property. The property consists of approximately 1,000 acres of coal mineral rights under lease.

On September 11, 2009 this option agreement was amended to allow the Company to acquire its 50% interest in the properties by advancing to the project $2 million by December 9, 2011. As consideration for this amendment the Company cancelled the note receivable from Sharpe held by the Company and received a new note from Sharpe in the amount of $120,409 on September 9, 2009 repayable in three equal installments on September 9, 2011, 2012 and 2013.

Project Expenditures

To January 31, 2011, cumulative expenditures of $1,483,556 were incurred on the Wolfe County, Kentucky project consisting of: (1) property acquisition costs - $418,000; (2) travel - $26,051; (3) professional fees - $96,139; (4) consulting, wages and salaries - $256,672; (5) office and general - $111,703; (6) supplies, equipment and transportation - $413,959; (7) rent - $94,010; (8) Reclamation costs - $22,646 and (9) amortization – $44,376. These costs were incurred in connection with various activities performed by the Company on a discretionary basis.

Future Programs

The Company has successfully negotiated an extension on this project and as a result has until December 9, 2011 to exercise its option on this project. The Company is maintaining the agreements entered into for this project, however does not intend to make any significant expenditures on this project until commodity prices strengthen, a financing can be successfully completed or some value can be obtained from the sale of the property.

TECHNICAL DISCLOSURE

All technical disclosure covering the Company's properties was prepared under the supervision of Roland M. Larsen, the CEO and a director of the Company and a "Qualified Person" within the meaning of National Instrument 43-101.

ENVIRONMENTAL LIABILITIES

The Company is not aware of any environmental liabilities, obligations or responsibilities associated with the Company's coal and gold interests.

Royal Standard Minerals Inc.
Management's Discussion and Analysis
Year Ended January 31, 2011
Discussion dated May 30, 2011

SUMMARY OF QUARTERLY RESULTS

The following is a summary of selected financial information of the Corporation for the quarterly periods indicated.

	3 Months Ended Jan-31 2011	3 Months Ended Oct-31 2010	3 Months Ended Jul-31 2010	3 Months Ended Apr-30 2010	3 Months Ended Jan-31 2010	3 Months Ended Oct-31 2009	3 Months Ended Jul-31 2009	3 Months Ended Apr-30 2009
Interest Income	1,149	130	919	1,023	1,334	2,967	2,296	3,033
Foreign Currency	12,980	-7,503	-1,751	3,254	3,033	-15,000	15,648	-4,701
Advances Write-off	-132,060							
Exploration Write-off	-8,835,168							
Gain on sale of Shares	275,194							
Expenses	-346,144	-84,864	-111,313	-198,954	-578,695	-372,680	-332,613	-128,925
Net Income (Loss)	-9,024,049	-92,237	-112,145	-194,677	-632,284	256,442	-314,669	-130,593
Basic & Diluted								
Earnings per share	0.11	0.00	0.00	0.00	-0.01	0.00	0.00	0.00

The net losses for the three months ended April 30, 2009, July 31, 2009, April 30, 2010, July 31, 2010 and October 31, 2010 principally relate to interest income offset by expenses incurred for general working capital purposes except for the net loss for July 31, 2009 which had a large offsetting amount of $149,535 for Stock-based compensation.

The net income for October 31, 2009 relates to interest income offset by expenses incurred for general working capital purposes resulting in a net loss of $384,713. This net loss is offset by the gain on sale of the Railroad Project property of $641,155 resulting in the net income for the period of $256,442.

The net loss for January 31, 2010 principally relates to interest income offset by expenses incurred for general working capital purposes. The net loss is offset by a gain on sale of the Railroad Project property of $583,199 which differs by $57,956 from the quarter ended October 31, 2009 due to the additional legal expenses relating to the transaction expensed during the quarter ended January 31, 2010.

The net loss for January 31, 2011 principally relates to interest income offset by expenses incurred for general working capital purposes. The net loss is offset by a gain on sale of marketable securities of $275,194, the write off of deferred exploration expenditures in the amount of $8,835,168 and the write off of advances made to a related party in the amount of $132,060.

RESULTS OF OPERATIONS

<u>Year ended January 31, 2011 compared with the year ended January 31, 2010</u>

The Company's net loss totaled $9,423,108 for the year ended January 31, 2011, with basic and diluted losses per share of $0.11. This compares with net loss of $821,104 with basic and diluted losses per share of $0.01 for the year ended January 31, 2010. The increase of $8,602,004 in net loss was principally due to a decrease in consulting, wages and salaries, the write down of exploration properties, the write down of advances made to a related party and a gain on disposal of marketable securities in the year ended January 31, 2011.

<u>Three months ended January 31, 2011 compared with three months ended January 31, 2010</u>

The net loss of $9,024,049 for the three months ended January 31, 2011 principally relates to interest income of $1,149 offset by expenses incurred for general working capital purposes of $346,144. The net loss for the three months ended January 31, 2011 is offset by a gain on sale of marketable securities of $275,194, the write off of advances made to a related party in the amount of $132,060 and the write off of deferred exploration expenditures in the amount of $8,835,168.

The net loss of $632,284 for the three months ended January 31, 2010 principally relates to interest income of $1,334 offset by expenses incurred for general working capital purposes of $1,161,894.   The net loss for the three months ended January 31, 2010 is offset by $57,956 to reflect the additional legal expenses incurred during the quarter relating to the sale of the Railroad project.

LIQUIDITY AND CAPITAL RESOURCES

The activities of the Company, principally the acquisition of properties prospective for gold and coal are financed through the completion of an equity or debt financing, the exercise of stock options or the sale of exploration properties or marketable securities owned by the Company. For the year ended January 31, 2011, the cash resources of the Company decreased by $643,741. The decrease in cash resources is a result of the use of such resources to meet its commitments and to maintain its exploration projects and the payment of general expenses of the Company.

There is no assurance that future sales or equity or debt capital will be available to the Company in the amounts or at the times desired, or on terms that are acceptable to the Company, if at all. See "Risk Factors" below. As at January 31, 2011, the Company had $102,038 in cash and cash equivalents (January 31, 2010: $745,779). The Company had working capital deficiency of $720,373 as of January 31, 2011, compared to working capital of $529,435 as of January 31, 2010. Working capital has decreased for the current period presented as a result of funds spent on gold and coal projects and maintaining the Company's reporting issuer status and operating activities offset by the sale of the marketable securities for the amount of $275,695.

Current liabilities of $935,688 were up on January 31, 2011, compared to $301,381 as at January 31, 2010 due to the Company's inability to meet its current obligations. The current liabilities are primarily due to accruals for exploration expenditures, wages and general expenditures. The Company's cash and cash equivalents and short-term investments as at January 31, 2011, are not sufficient to pay these liabilities. The Company is currently attempting to secure a debt and/or equity financing in order to rectify the working capital deficiency that currently exists.

As of January 31, 2011, the Company had met its capital commitment obligations to keep all of its property agreements in good standing.

The Company's liabilities and obligations for the following five years as of January 31, 2011, are summarized below:

Liabilities and obligations	Total	January 31, 2012	January 31, 2013-2014	January 31, 2015-2016
Option Agreement(a)	$520,000	$520,000	n/a	n/a
Mining interests (b)	$795,500	$159,100	$318,200	$318,200
Employment Contract (c)	$1,250,000	$250,000	$500,000	$500.000
Corporate expenses (d)	$2,000,000	$400,000	$800,000	$800,000
Total	**$4,565,500**	**$1,329,100**	**$1,618,200**	**$1,618,200**

(a) Under the terms of the option agreement with Sharpe the Company is required to incur expenditures of approximately $520,000 by December 9, 2011 to exercise its option.

(b) Includes optional payments and expenditures required in order to maintain its various mining interests in good standing. A summary of fees is noted below:

Goldwedge Project

In order to maintain its property on the Goldwedge Project, the Company has to pay claim renewal fees to the Bureau of Land Management ("BLM") of approximately $15,000.

Pinon Project

In order to maintain its lease agreements on the Pinon Project, the Company has to make annual payments of $79,100 for the year ended January 31, 2011 and a commitment of $175,000 (incurred) in exploration expenses which includes claim renewal fees of $15,000 to BLM.

Fondaway Project

In order to maintain the lease agreements on the Fondaway Project, the Company has to make annual optional payments of $35,000 and has to pay claim renewal fees to BLM of approximately $15,000.

See "Mining Interests" above.

(c) The Company has an employment contract dated January 1, 2006 with Mr. Larsen the CEO of the Company. The contract is for a term of five years, allows for a base salary of $250,000 per year and also provides for an additional annual bonus payment. Should the contract be terminated prior to the five year term, the contract has an early termination compensation clause whereby the total amount still outstanding for the remainder of the five year term will be paid to Mr. Larsen.

(d) The Company estimates that it will incur approximately $400,000 per year in corporate expenses over the next five years. These expenditures are generally not committed and are discretionary in nature. The Company will continue to monitor the global market situation and may adjust its expenditures, depending on future market conditions.

Management believes that the Company's cash and cash equivalents and short term investments are not sufficient to meet its expenditures for the next five years as the Company has a working capital deficiency balance of $720,373 (total expected expenditures over the next five years - $4,565,500). As a result, the Company will be required to raise some capital during this period by way of an equity or debt financing, the exercise of options or the sale of an asset to meet its obligations. There is no guarantee that the five year time horizon that management has presented will be realized. See "Risk Factors" below.

The Company has no operating revenues and therefore it must utilize its current cash reserves, income from short-term investments, funds obtained from the exercise of stock options and other financing transactions to maintain its capacity to meet ongoing discretionary exploration and operating activities. Given that the Company does not have sufficient funds on hand to meet its next five year capital requirements, it anticipates raising additional funds during the next year by the sale of assets, equity or debt financing, the exercise of stock options, the sale of short-term investments or the combination of the methods to generate funds. The Company is attempting to secure a debt and/or equity financing to raise $10,000,000 to $15,000,000 which would be sufficient funds to meet its expected expenditures over the next five years.

As of January 31, 2011, the Company had 83,853,825 common shares issued and outstanding, and options outstanding to acquire 7,904,691 common shares of the Company that would raise $790,469 if exercised in full. This is not anticipated until financial markets recover. During the year ended January 31, 2011, no common shares were issued.

To date, the cash resources of the Company are held with the Royal Bank of Canada.

The Company has no debt and its credit and interest rate risk is minimal. Accounts payable and accrued liabilities are short-term and non-interest bearing.

The Company's liquidity risk with financial instruments is minimal as excess cash is invested in highly liquid bank-backed guaranteed investment certificates.

The funds on hand are not adequate to meet the ongoing discretionary exploration program (See "Mining Interests" above) or the funds to complete the development of its projects, if warranted. The Company is dependent on external financing to fund its activities and as a result the Company will spend its existing capital and raise additional amounts to meet its current discretionary exploration program when economic conditions permit it to do so.

The market value of the Company's investment in public companies as of January 31, 2011, was $52,000. The Company can sell the securities to raise funds to settle its obligations as they arise.

Due to the current market conditions, the Company has decided to conserve cash; in particular, the Company will scale down its exploration efforts on its properties and undertake a strategic review of its assets. More specifically, the review will consider scenarios designed to unlock value in the Company's gold and coal exploration portfolio. The options being considered include, but are not limited to, sale of gold or coal assets, joint ventures, and restructuring of assets.

The Company also intends to reduce monthly discretionary expenditures in a prudent manner in response to current market conditions. The Company will continue to monitor the global market situation and may re-adjust its discretionary and committed expenditures, depending on future market conditions.

RELATED PARTY TRANSACTIONS

	January 31, 2011	January 31, 2010
Due from related parties		
Sharpe Resources Corporation[1]	$-	$121,740
	$-	$121,740

(1) Sharpe is related to the Company because of common management. Sharpe has executed a promissory note (the "Note") providing for the repayment of the Note over a three year period commencing on September 9, 2008. The unpaid balance of the Note will accumulate interest at the rate of 4% per annum. As consideration for an extension of the option under the option agreement with Sharpe, on September 9, 2009 this note was cancelled and Sharpe executed a new promissory note in the amount of $133,134 with an interest rate of 0% providing for the repayment of the note over a three year period commencing September 9, 2011.   The note was written off during the quarter ended January 31, 2011.

Consulting, wages and salaries for the year ended January 31, 2011 include a bonus accrual of $192,290 (years ended January 31, 2010 - $125,000 and 2009 - $NIL) and salary paid of $124,986 (years ended January 31, 2010 - $124,986 and 2009 - $249,995) to the President of the Company.

Consulting, wages and salaries for the year ended January 31, 2011 include a bonus accrual of $21,715 (years ended January 31, 2010 - $5,200 and 2009 - $NIL) and salary paid of $45,061 (years ended January 31, 2010 - $45,061 and 2009 $82,337) paid to an employee who is also a family member of the President and Director of the Company.

Compensation for the year ended January 31,2011 of $42,000 CDN (years ended January 31, 2010 - $38,500 CDN and 2009 $23,080 – former CFO)was paid to the CFO of the Company.

During the year ended January 31, 2011, a corporation associated with a director and officer of the Company was paid fees of $7,650 (years ended January 31, 2010 - $6,852 and 2009 - $$9,849).

These transactions were in the normal course of operations and were measured at the exchange value which represented the amount of consideration established and agreed to by the related parties.

Royal Standard Minerals Inc.
Management's Discussion and Analysis
Year Ended January 31, 2011
Discussion dated May 30, 2011

CONTINGENCIES

(a) The Company and a dissident group of shareholders agreed to settle matters between the parties based on a judgment made by the United States District Court of the Central District of California. The judgment and agreement approved by the District Court stated that the dissident group could not sell or acquire any shares of the Company without notifying the Company and must vote with management on matters being voted on at shareholder meetings for three years from May 5, 2008.

(b) The Company received documents filed in the District Court, Nye County, Nevada, whereby an optionor of a property acquired by the Company has requested payment for machinery and equipment stored in the vicinity of the acquired property. In the opinion of management the legal proceedings are without merit and the Company intends to vigorously defend itself against this claim.

(c) An insurance company engaged by the Company has filed a complaint against the Company which states that they were engaged to provide insurance on open account. The Company has informed the insurance company that it does not agree with the insurance company's calculation of amounts invoiced for insurance on the open account. It is the opinion of management that this disagreement will be satisfactorily negotiated and settled and therefore have accrued $50,000 as a settlement.

(d) The Company received an action against it whereby the Company was requested, by a prior lease holder, to take any and all steps necessary to ensure that the prior lease holders bear no responsibilities or liability for the Company's failure to comply with the rules and regulations of the Kentucky Energy and Environment Cabinet, Division of Mine Enforcement and Reclamation (the "DMER"). Management has responded to the DMER and are rectifying the notice received from the DMER and as a result no penalty will be assessed and the Company will be in compliance with the rules and regulations of the DMER.

(e) In the same action the prior lease holder has stated that the Company owes them for storage fees for storing a truck. In the opinion of management the action is without merit and the Company intends to defend itself against this claim.

(f) At January 31, 2011, the Company is involved in litigation and claims, which arise from time to time in the normal course of business. In the opinion of management, any liability that may arise from such contingencies would not be material or have a significant adverse effect on the consolidated financial statements of the Company.

OFF-BALANCE SHEET ARRANGEMENTS

As of the date of this filing, the Company does not have any off balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations or financial condition of the Company, including, and without limitation, such considerations as liquidity and capital resources.

PROPOSED TRANSACTIONS

The proposed transaction announced on September 7, 2010 announcing the Company's attempt to secure a financing, as reported in the July 31, 2010 management discussion and analysis, did not get completed. The Company continues to negotiate with parties to obtain a debt and or equity financing to obtain funds to continue the advanced exploration at the Goldwedge property and to meet its day to day operations.

CRITICAL ACCOUNTING ESTIMATES

The preparation of the Company's consolidated financial statements requires management to make certain estimates that affect the amounts reported in the consolidated financial statements. The accounting estimates considered significant are the valuation of the Company's mining interests and stock-based compensation.

The policy of capitalizing exploration costs to date does not necessarily relate to the future economic value of the exploration properties. The valuation of mining interests is dependent entirely upon the discovery of economic mineral deposits. Management has considered EIC-174, Accounting by Mining Enterprises for Exploration Costs, and have determined that there was an impairment of the carrying value of the Fondaway Project and the Goldwegde Project and as a result wrote the deferred exploration expenditures of these projects off, creating a charge of $8,835,168 on operations of the Company. They also determined that there was no impairment of the carrying value of the other projects as disclosed in the consolidated financial statements for the year ended January 31, 2011.

The Company uses the Black-Scholes model to determine the fair value of stock options. The main factor affecting the estimates of stock-based compensation is the stock price volatility used. The Company uses historical price data and comparables in the estimate of future volatility.

Royal Standard Minerals Inc.
Management's Discussion and Analysis
Year Ended January 31, 2011
Discussion dated May 30, 2011

Other items requiring estimates for the year ended January 31, 2011, are future income taxes, accounts payable and accrued liabilities and asset retirement obligations.

Changes in the accounting estimates in these items may have a material impact on the financial position of the Company.

SHARE CAPITAL

The Company is authorized to issue an unlimited number of common shares and special shares. As of May 30, 2011, the Company has 83,853,825 common shares outstanding.

As of May 30, 2011, the following stock options were outstanding:

Number of Options	Exercise Price	Expiry Date
7,904,691	$0.10	June 26, 2014

On June 26, 2009 the Company cancelled 5,842,500 options with exercise prices between CDN$0.29 and CDN$1.44 with various expiry dates between April 13, 2010 and July 13, 2012.

The Company's common shares are listed in the United States on the US OTC:BB symbol RYSMF.

FUTURE ACCOUNTING CHANGES

International Financial Reporting Standards ("IFRS")
The Canadian Accounting Standards Board ("AcSB") has confirmed that IFRS will replace current Canadian GAAP for publicly accountable enterprises, effective for fiscal years beginning on or after January 1, 2011.

Accordingly, the Company will report interim and annual consolidated financial statements (with comparatives) in accordance with IFRS beginning with the quarter ended April 30, 2011. The Company's 2011 interim and annual consolidated financial statements will include comparative 2010 financial statements, adjusted to comply with IFRS.

IFRS Transition Plan

The Company has established an IFRS transition plan and engaged a third party to assist with the planning and implementation of its transition to IFRS.

The following summarizes the Company's progress and expectations with respect to its IFRS transition plan:

Initial scoping and analysis of key areas for which accounting policies may be impacted by the transition to IFRS.	Complete.
Detailed evaluation of potential changes required to accounting policies, information systems and business processes.	Complete.
Application of (IFRS 1) First time Adoption of International Financial Reporting Standards.	Complete
Final determination of changes to accounting policies and choices to be made with respect to first-time adoption alternatives	In progress, to be completed in conjunction with Q1 2012 IFRS financial statements
Resolution of the accounting policy change implications on information technology, internal controls and contractual arrangements	In progress, to be completed in conjunction with Q1 2012 IFRS financial statements
Management and employee education and training	Throughout the transition process
Quantification of the Financial Statement impact of changes in accounting policies	In progress, to be completed in conjunction with Q1 2012 IFRS financial statements

Impact of Adopting IFRS on the Company's Business

As part of its analysis of potential changes to significant accounting policies, the Company is assessing what changes may be required to its accounting systems and business processes.   The Company believes that the changes identified to date are minimal and the systems and processes can accommodate the necessary changes.

To date, the Company has not identified any contractual agreements that may be affected by potential changes to significant accounting policies.

The Company's staff and advisors involved in the preparation of the consolidated financial statements are being trained on the relevant aspects of IFRS and the anticipated changes to accounting policies. Employees of the Company who will be affected by a change to business processes as a result of the conversion to IFRS will also be trained as necessary.

The Board of Directors and the Audit Committee have been regularly updated on the progress of the IFRS conversion plan, and made aware of the evaluation to date of the key aspects of IFRS affecting the Company.

First time Adoption of IFRS

The adoption of IFRS requires the application of IFRS 1 First time Adoption of International Financial Reporting Standards ("IFRS 1"), which provides guidance for an entity's initial adoption of IFRS. IFRS 1 generally requires retrospective application of IFRS, effective at the end of its first annual IFRS reporting period. However, IFRS 1 also provides certain optional exemptions and mandatory exceptions to this retrospective treatment.

The Company has identified the following optional exemptions that it expects apply in its preparation of an opening IFRS statement of financial position as at February 1, 2010, the Company's transition date:

- To apply IFRS 2 Share based Payments only to equity instruments issued after November 7, 2002, and that had not vested by the transition date.
- To apply IFRS 3 Business Combinations prospectively from the transition date, therefore not restating business combinations that took place prior to the transition date.
- To apply the transition provisions of IFRIC 4 Determining whether an Arrangement Contains a Lease, therefore determining if arrangements existing at the transition date contain a lease based on the circumstances existing at that date.
- To apply IAS 23 Borrowing Costs prospectively from the transition date. IAS 23 requires the capitalization of borrowing costs directly attributable to the acquisition, production or construction of certain assets.

Prior to reporting interim consolidated financial statements in accordance with IFRS for the quarter ending April 30, 2011, the Company may decide to apply other optional exemptions contained in IFRS 1.

IFRS 1 does not permit changes to estimates that have been made previously. Accordingly, estimates used in the preparation of the Company's opening IFRS statement of financial positions as at the transition date will be consistent with those made under current Canadian GAAP. If necessary, estimates will be adjusted to reflect any difference in accounting policy.

Impact of Adopting IFRS on the Company's Financial Statements

The adoption of IFRS will result in some changes to the Company's accounting policies that are applied in the recognition, measurement and disclosure of balances and transactions in its financial statements.

The following provides a summary of the Company's evaluation to date of potential changes to accounting policies in key areas based on the current standards and guidance within IFRS. This is not intended to be a complete list of areas where the adoption of IFRS will require a change in accounting policies, but to highlight the areas the Company has identified as having the most potential for a significant change. The International Accounting Standards Board has a number of ongoing projects, the outcome of which may have an effect on the changes required to the Company's accounting policies on adoption of IFRS. At the present time, however, the Company is not aware of any significant expected changes prior to its adoption of IFRS that would affect the summary provided below.

1. *Exploration and Evaluation Expenditures*

   IFRS currently allows an entity to determine an accounting policy that specifies the treatment of costs related to the exploration for and evaluation of mineral properties. The Company expects to establish an accounting policy to expense, as incurred, all costs relating to exploration and evaluation until such time as it has determined that a property has economically recoverable reserves.

   The application of this policy on the adoption of IFRS will have a significant impact on the Company's consolidated financial statements. On adoption of IFRS, the carrying value of the mineral resource properties will be reduced to zero (as at the transition date), with a corresponding adjustment to accumulated deficit. All subsequent exploration and evaluation costs will be expensed as incurred until such time as it has been determined that a property has economically recoverable reserves.

2. *Impairment of (Non financial) Assets*

IFRS requires a write down of assets if the higher of the fair market value and the value in use of a group of assets is less than its carrying value. Value in use is determined using discounted estimated future cash flows. Current Canadian GAAP requires a write down to estimated fair value only if undiscounted estimated future cash flows of a group of assets are less than its carrying value.

The Company's accounting policies related to impairment of non financial assets will be changed to reflect these differences. However, the Company does not expect that this change will have an immediate impact on the carrying value of its assets. The Company will perform impairment assessments in accordance with IFRS at the transition date.

3. *Share based Payments*

In certain circumstances, IFRS requires a different measurement of stock based compensation related to stock options than current Canadian GAAP.

The Company does not expect any changes to its accounting policies related to share based payments that would result in a significant change to line items within its consolidated financial statements.

4. *Property and Equipment*

IFRS contains different guidance related to recognition and measurement of property and equipment than current Canadian GAAP.

The Company does not expect any changes to its accounting policies related to property and equipment that would result in a significant change in line items within its consolidated financial statements.

5. *Asset Retirement Obligations (Decommissioning Liabilities)*

IFRS requires the recognition of a decommissioning liability for legal or constructive obligations, while current Canadian GAAP only requires the recognition of such liabilities for legal obligations. A constructive obligation exists when an entity has created reasonable expectations that it will take certain actions.

The Company's accounting policies related to decommissioning liabilities will be changed to reflect these differences. However, the Company does not expect this change will have an immediate impact on the carrying value of its assets.

6. *Income Taxes*

In certain circumstances, IFRS contains different requirements related to recognition and measurement of future (deferred) income taxes.

The Company does not expect any changes to its accounting policies related to income taxes that would result in a significant change to line items within its consolidated financial statements.

7. *Foreign Currency*

IFRS requires that the functional currency of the Company and its subsidiaries be determined separately, and the factors considered to determine functional currency are somewhat different than current Canadian GAAP.

Based on the assessment to date, Royal Standard expects that a change in the functional currency may be required on adoption of IFRS. The Company has not finalized this assessment or whether retrospective application of any change would have a significant effect on the financial statements.

Subsequent Disclosures

Further disclosures of the IFRS transition process are expected as follows:

- The Company's first financial statements prepared in accordance with IFRS will be the interim consolidated financial statements for the three months ending April 30, 2011, which will include notes disclosing transitional information and disclosure of new accounting policies under IFRS. The interim consolidated financial statements for the three months ended April 30, 2011, will also include 2010 consolidated financial statements for the comparative period, adjusted to comply with IFRS, and the Company's transition date IFRS statement of financial position (at February 1, 2011).

MANAGEMENT OF CAPITAL

The Company manages its capital with the following objectives:

- to ensure sufficient financial flexibility to achieve the ongoing business objectives including funding of future growth opportunities, and pursuit of accretive acquisitions; and
- To maximize shareholder return through enhancing the share value.

The Company monitors its capital structure and makes adjustments according to market conditions in an effort to meet its objectives given the current outlook of the business and industry in general. The Company may manage its capital structure by issuing securities, repurchasing outstanding shares, adjusting capital spending, or disposing of assets. The capital structure is reviewed by management and the Board of Directors on an ongoing basis.

The Company considers its capital to be equity, comprising share capital, contributed surplus, accumulated other comprehensive income and deficit which at January 31, 2011, totaled $12,048,633 (January 31, 2010 - $21,479,741)

The Company manages capital through its financial and operational forecasting processes. The Company reviews its working capital and forecasts its future cash flows based on operating expenditures, and other investing and financing activities. The forecast is regularly updated based on activities related to its mineral properties. Selected information is provided to the Board of Directors of the Company. The Company's capital management objectives, policies and processes have remained unchanged during the year ended January 31, 2011. The Company is not subject to any capital requirements imposed by a lending institution or by any other external body. The Company continues to investigate sources to obtain capital in order that it can pay off its current working capital deficiency and obtain sufficient working capital to meet its requirement for future cash flows required to meet operating expenditures and other investing and financing activities.

PROPERTY AND FINANCIAL RISK FACTORS

(a)   Property risk

The Company's gold and coal interests being the Goldwedge Project, Pinon Project, Fondaway Project and Kentucky Project (collectively "Property Interests") are the only projects that are currently material to the Company. Unless the Company acquires or develops additional material Property Interests, the Company will be solely dependent upon its current Property Interests. If no additional Property Interests are acquired by the Company, any adverse development affecting the Company's existing Property Interests would have a material adverse effect on the Company's financial condition and results of its operations.

(b)   Financial risk

The Company's activities expose it to a variety of financial risks: credit risk, liquidity risk and market risk (including interest rate, foreign exchange rate and commodity and equity price risk).

Risk management is carried out by the Company's management team with guidance from the Audit Committee. The Board of Directors provides regular guidance for overall risk management.

(i) Credit risk

Credit risk is the risk of loss associated with a counterparty's inability to fulfill its payment obligations. The Company's credit risk is primarily attributable to cash equivalents. The Company has no significant concentration of credit risk arising from operations. Cash equivalents consist of money market deposits, which have been invested with reputable financial institutions, from which management believes the risk of loss to be minimal.

Financial instruments included in sundry receivables consist of deposits held with service providers. Sundry receivables are in good standing as of January 31, 2011. Management believes that the credit risk concentration with respect to due from related parties is minimal.

The Company`s marketable securities are subject to fair value fluctuations. Management believes that the credit risk with respect to marketable securities is remote.

(ii) Liquidity risk

Liquidity risk refers to the risk that the Company will not be able to meet its financial obligations when they become due, or can only do so at excessive cost. The Company's approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As at January 31, 2011, the Company had a cash balance of $102,038 (January 31, 2010 - $745,779) to settle current liabilities of $935,688 (January 31, 2010 - $301,381). All of the Company's financial liabilities have contractual maturities of less than 60 days and are subject to normal trade terms. The Company continues to negotiate a debt or equity financing to continue its advanced exploration program on its Goldwedge property and to meet its ongoing obligations.

(iii) Market risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rate, foreign exchange rates and commodity and equity prices.

Royal Standard Minerals Inc.
Management's Discussion and Analysis
Year Ended January 31, 2011
Discussion dated May 30, 2011

(a) Interest rate risk

The Company has cash balances and no interest-bearing debt at this time. The Company's current policy is to invest excess cash in guaranteed investment certificates, bankers acceptance and money market deposit, with reputable financial institutions.   The Company regularly monitors its cash management policy.

(b) Foreign currency risk

The Company's functional and reporting currency is the US dollar and major purchases are translated in US dollars. An operating account is maintained in Canadian dollars primarily for settlement of general corporate expenditures.

 (c) Commodity price risk

The Company is exposed to price risk with respect to commodity and equity prices. Equity price risk is defined as the potential adverse impact on the Company's earnings due to movements in individual equity prices or general movements in the level of the stock market. Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatility. The Company closely monitors commodity prices, as it relates to coal and precious metals in the United States, individual equity movements and the stock market in general to determine the appropriate course of action to be taken by the Company.

Sensitivity analysis

Based on management's knowledge and experience of the financial markets, the Company believes the following movements are "reasonably possible" over a twelve month period.

- Interest rate risk is remote as the interest rates on the Company's money market deposits and short-term investments are fixed.
- The Company's marketable securities are subject to fair value fluctuations. As at January 31, 2011, if the fair value of the marketable securities had decreased/increased by 10% with all other variables held constant, comprehensive loss for the year ended January 31, 2011 would have been approximately $5,200 higher/lower. Similarly, as at January 31, 2011, reported shareholders' equity would have been approximately $5,200 lower/higher as a result of a 10% decrease/increase in the fair value of marketable securities.
- Cash and cash equivalents, sundry receivables, and accounts payable and accrued liabilities denominated in Canadian dollars are subject to foreign currency risk. As at January 31, 2011, had the US dollar weakened/strengthened by 5% against

the Canadian dollar with all other variables held constant, the net loss and comprehensive (loss) would be affected by approximately $5,000.

- Commodity price risk could adversely affect the Company. In particular, the Company's future profitability and viability of development depends upon the world market price of coal and precious metals. Coal and precious metals have fluctuated widely in recent years. There is no assurance that, even as commercial quantities of coal and precious metals may be produced in the future, a profitable market will exist for them. A decline in the market price of coal and precious metals may also require the Company to reduce its mineral properties, which could have a material and adverse effect on the Company's value. As at January 31, 2011, the Company is not a coal or precious metal producer. As a result, commodity price risk may affect the completion of future equity transactions such as equity offerings, debt offerings and the exercise of stock options. This may also affect the Company's liquidity and its ability to meet its ongoing obligations.

RISK FACTORS

An investment in the securities of the Company is highly speculative and involves numerous and significant risks. Such investment should be undertaken only by investors whose financial resources are sufficient to enable them to assume such risks and who have no need for immediate liquidity in their investment. Prospective investors should carefully consider the risk factors described below.

Exploration Stage Company and Exploration Risks
The Company is a junior resource company focused primarily on the acquisition and exploration of mineral properties located in USA. The properties of the Company have no established reserves. There is no assurance that any of the projects can be mined profitably. Accordingly, it is not assured that the Company will realize any profits in the short to medium term, if at all, from its mineral properties. Any profitability in the future from the business of exploration will be dependent upon developing and commercially mining an economic deposit of minerals, which in itself is subject to numerous risk factors. The exploration and development of mineral deposits involve a high degree of financial risk over a significant period of time that even a combination of management's careful evaluation, experience and knowledge may not eliminate. While discovery of ore-bearing structures may result in substantial rewards, few properties that are explored are ultimately developed into producing mines. Major expenses may be required to establish reserves by drilling and to construct mining and processing facilities at a particular site. It is impossible to ensure that the current exploration, development and production programs of the Company will result in profitable commercial mining operations. The profitability of the Company's operations will be, in part, directly related to the cost and success of its exploration and development programs, which may be affected by a number of factors. Substantial expenditures are required to establish reserves that are

sufficient to commercially mine some of the Company's properties and to construct, complete and install mining and processing facilities on those properties that are actually mined and developed.

No History of Profitability from Mineral Exploration
The Company is a development stage company with no history of profitability from mineral exploration. There can be no assurance that the operations of the Company will be profitable in the future. The Company has limited financial resources and will require additional financing to further explore, develop, acquire, retain and engage in commercial production on its property interests and, if financing is unavailable for any reason, the Company may become unable to acquire and retain its mineral concessions and carry out its business plan.

Government Regulations
The Company's exploration operations are subject to government legislation, policies and controls relating to prospecting, development, production, environmental protection, mining taxes and labour standards. In order for the Company to carry out its mining activities, the Company's exploitation licences must be kept current. There is no guarantee that the Company's exploitation licences will be extended or that new exploitation licences will be granted. In addition, such exploitation licences could be changed and there can be no assurances that any application to renew any existing licences will be approved. The Company may be required to contribute to the cost of providing the required infrastructure to facilitate the development of its properties. The Company will also have to obtain and comply with permits and licences which may contain specific conditions concerning operating procedures, water use, waste disposal, spills, environmental studies, abandonment and restoration plans and financial assurances. There can be no assurance that the Company will be able to comply with any such conditions.

Market Fluctuations and Commercial Quantities
The market for minerals is influenced by many factors beyond the control of the Company such as changing production costs, the supply and demand for minerals, the rate of inflation, the inventory of mineral producing companies, the international economic and political environment, changes in international investment patterns, global or regional consumption patterns, costs of substitutes, currency availability and exchange rates, interest rates, speculative activities in connection with minerals, and increased production due to improved mining and production methods. The metals industry in general is intensely competitive and there is no assurance that, even if commercial quantities and qualities of metals are discovered, a market will exist for the profitable sale of such metals. Commercial viability of precious and base metals and other mineral deposits may be affected by other factors that are beyond the Company's control including particular attributes of the deposit such as its size, quantity and quality, the cost of mining and processing, proximity to infrastructure and the availability of

transportation and sources of energy, financing, government legislation and regulations including those relating to prices, taxes, royalties, land tenure, land use, import and export restrictions, exchange controls, restrictions on production, as well as environmental protection. It is impossible to assess with certainty the impact of various factors that may affect commercial viability so that any adverse combination of such factors may result in the Company not receiving an adequate return on invested capital.

Mining Risks and Insurance
The Company is subject to risks normally encountered in the mining industry, such as unusual or unexpected geological formations, cave-ins or flooding. The Company may become subject to liability for pollution, damage to life or property and other hazards of mineral exploration against which it or the operator if its exploration programs cannot insure or against which it or such operator may elect not to insure because of high premium costs or other reasons. Payment of such liabilities would reduce funds available for acquisition of mineral prospects or exploration and development and would have a material adverse affect on the financial position of the Company.

Environmental Protection
The mining and mineral processing industries are subject to extensive governmental regulations for the protection of the environment, including regulations relating to air and water quality, mine reclamation, solid and hazardous waste handling and disposal and the promotion of occupational health and safety, which may adversely affect the Company or require it to expend significant funds.

Capital Investment
The ability of the Company to continue exploration and development of its property interests will be dependent upon its ability to raise significant additional financing hereafter. There is no assurance that adequate financing will be available to the Company or that the terms of such financing will be favourable. Should the Company not be able to obtain such financing, its properties may be lost entirely.

Conflicts of Interest
Certain of the directors and officers of the Company may also serve as directors and officers of other companies involved in base and precious metal exploration and development and consequently, the possibility of conflict exists. Any decisions made by such directors involving the Company will be made in accordance with the duties and obligations of directors to deal fairly and in good faith with the Company and such other companies. In addition, such directors declare, and refrain from voting on, any matters in which such directors may have a conflict of interest.

Dependence on Key Employees
The Company's business is dependent on retaining the services of a small number of key employees. The success of the Company is, and will continue to be, to a significant

extent, dependent on the expertise and experience of these employees. The loss of one or more of these employees could have a materially adverse effect on the Company.

DISCLOSURE OF INTERNAL CONTROLS

Management has established processes, which are in place to provide them sufficient knowledge to support management representations that they have exercised reasonable diligence that (i) the audited consolidated financial statements do not contain any untrue statement of material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it is made, as of the date of and for the periods presented by the audited consolidated financial statements, and (ii) the audited consolidated financial statements fairly present in all material respects the financial condition, results of operations and cash flows of the Company, as of the date of and for the periods presented by the audited consolidated financial statements.

In contrast to the certificate required under National Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings (NI 52-109), the Company utilizes the Venture Issuer Basic Certificate, which does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in NI 52-109. In particular, the certifying officers filing the Certificate are not making any representations relating to the establishment and maintenance of:

(i) controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

(ii) a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP. The Company's certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate.

Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

MINING INTERESTS

The following table sets forth a breakdown of material components of mining interests:

	January 31, 2011	January 31, 2010	Cumulative from date of inception of exploration
Goldwedge Project			
Opening balance	**$16,087,544**	$15,177,300	$0
Property acquisition costs	**40,492**	430,028	1,192,167
Travel	**65,983**	6,914	398,260
Mine development costs	**42,312**	10,671	1,089,100
Drilling	**0**	-202	948,793
General Exploration	**0**	0	133,353
Professional fees	**65,550**	7,528	145,714
Consulting, wages and salaries	**240,392**	282,548	5,222,103
Office and general	**84,314**	118,112	1,758,620
Analysis and assays	**2,225**	7,983	157,835
Supplies, equipment and transportation	**-9,010**	54,153	3,677,741
Amortization	**254,908**	322,524	2,481,039
Net proceeds from sale of development ore	**0**	-330,015	-330,015
Write down	**-8,437,355**	0	-8,437,355
Book value of mineral property	**$8,437,355**	$16,087,544	$8,437,355

Royal Standard Minerals Inc.
Management's Discussion and Analysis
Year Ended January 31, 2011
Discussion dated May 30, 2011

		January 31,2011	January 31, 2010	Cumulative from date of inception of exploration	
Pinon Project					
Opening balance		**$2,001,517**	$1,931,122	$0	
Property acquisition costs		**102,706**	54,013	712,923	
Travel		**0**	0	78,326	
Drilling		**0**	0	130,600	
General Exploration		**0**	0	7,765	
Professional fees		**0**	19,668	85,941	
Office and general		**0**	0	98,120	
Geologist		**0**	0	32,653	
Consulting, wages and salaries		**-15,711**	258	643,624	
Reclamation costs		**0**	0	167,785	
Analysis and assays		**0**	0	74,042	
Supplies, equipment and transportation		**0**	-3,544	56,733	
Book value of mineral property		**$2,088,512**	$2,001,517	$2,088,512	
Railroad Project					
Opening balance		**$0**	$460,013	$0	
Property acquisition costs		**0**	5,980	465,993	
Professional fees		**0**	123,580	123,580	
Consulting, wages and salaries		**0**	27,727	27,727	
Sale of property		**0**	-617,300	-617,300	
Book value of mineral property		**$0**	$0	$0	
Fondaway Project					
Opening balance		**$339,776**	$302,279	$0	
Property acquisition costs		**58,038**	37,497	378,538	
Travel		**0**	0	3,279	
Drilling		**0**	0	15,646	
Analysis and assays		**0**	0	351	
Written off		**-397,814**		-397,814	
Book value of mineral property		**$0**	$339,776	$0	

		January 31, 2011	January 31, 2010	Cumulative from date of inception of exploration	
Kentucky Project					
Opening balance		**$1,370,849**	$1,136,682	$0	
Property acquisition costs		**-300**	300	418,000	
Travel		**62**	12,162	26,051	
Reclamation costs		**444**	2,925	22,646	
Professional fees		**17,786**	29,673	96,139	
Consulting, wages and salaries		**49,150**	43,694	256,672	
Office and general		**15,223**	35,825	111,703	
Supplies, equipment and transportation		**13,646**	93,508	413,959	
Rent		**0**	750	94,010	
Amortization		**16,696**	15,330	44,376	
Book value of mineral property		**$1,483,556**	$1,370,849	$1,483,556	
TOTAL		**$12,009,423**	$19,799,686	$12,009,423	